# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triple Flag Precious Metals Corp., CIK 0001829726
CUSIP: 89679M104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, TD CANADA TRUST TOWER, TORONTO, Ontario Canada (A6), M5J 2S1
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0000902664-23-002314
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 133,241,535; shared voting power 0; sole dispositive power 133,241,535; shared dispositive power 0; aggregate amount beneficially owned 133,241,535 (64.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Triple Flag Precious Metals Corp.
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, TD CANADA TRUST TOWER, TORONTO, Ontario Canada (A6), M5J 2S1
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 21, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 31, 2025, and Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the SEC on March 31, 2026 (as amended, the "Schedule 13D"). This Amendment No. 3 amends and restates Items 3 and 5(a)-(c) and supplements Items 4 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the Common Shares reported herein is approximately $1,015,457,955.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of the Schedule 13D, including, without limitation, information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 3 for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 205,994,812 Common Shares outstanding as of May 26, 2026, as disclosed in the Registration Statement on Form F-10 filed by the Issuer with the SEC on May 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 6, the Reporting Person has not effected any transactions with respect to the Issuer's Common Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Settlement of Confirmation

On June 30, 2026, the March 2026 Confirmation previously disclosed in Amendment No. 2 settled in accordance with its terms and TFM Aggregator sold and delivered to GSI 6,680 Common Shares constituting the Applicable Number of Shares under the March 2026 Confirmation, at a price of $35.91 per share.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (06/30/2026)